UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LYRIS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

55235L203

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Wolfgang Maasberg

President and Chief Executive Officer

Lyris, Inc.

6401 Hollis Street, Suite 125

Emeryville, California 94608

(800) 768-2929

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Horace Nash, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Value		Amount of Filing Fee
$599,430	*	$68.69	**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 381,035 shares of the common stock of Lyris, Inc. having an aggregate value of $599,430 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of March 20, 2012.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 2 for Fiscal Year 2012, equals $114.60 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 26, 2012, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Lyris, Inc., a Delaware corporation (“Lyris”). The address of Lyris’s principal executive office is 6401 Hollis Street, Suite 125, Emeryville, Caifornia 94608 and its telephone number is (650) 988-8500.

(b) Securities. This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Lyris to exchange outstanding “Eligible Options” (as defined in the Offering Memorandum) held by U.S. employees of Lyris and its subsidiaries who are employed with Lyris or its subsidiaries continuously during the period beginning on March 26, 2012 and ending at 5:00 p.m., Pacific Time, April 23, 2012 (or a later date and time if Lyris extends the time such employees have to elect to participate in the offer), all upon the terms and subject to the conditions set forth in the Offering Memorandum (the “Offer”). The information set forth in the Offering Memorandum under the heading “Introduction,” and in Section 1 (“Number of Options; Expiration Date”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Lyris is the filing person. The information set forth under Item 2(a) above and in Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Lyris’s Securities”) of the Offering Memorandum is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offering Memorandum under the headings “Risk Factors Related to the Option Exchange Program” and “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Participating in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Lyris’s Securities”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Lyris’s Securities”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Lyris’s Securities”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under the heading “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 11 (“Status of Options Accepted by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Lyris”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Lyris’s Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Lyris’s Securities”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Lyris”) and referenced in Section 17 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Lyris’s Annual Report on Form 10-K for its fiscal year ended June 30, 2011 filed with the Securities and Exchange Commission (“SEC”) on September 21, 2011 and Item 1 (“Financial Statements”) of Lyris’s Quarterly Report on Form 10-Q for its quarter ended December 31, 2011 filed with the SEC on February 9, 2012 are incorporated herein by reference and can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 26, 2012

LYRIS, INC.

By:	/s/ Wolfgang Maasberg
Name:	Wolfgang Maasberg
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 26, 2012
99(a)(1)(B)*	Form of Communication to Eligible Option Holders about Launch of Option Exchange Program, dated March 26, 2012
99(a)(1)(C)*	Form of Reminder Email Communication to Eligible Option Holders
99(a)(1)(D)*	Form of Final Reminder Communication to Eligible Option Holders
99(a)(1)(E)*	Form of Employee FAQs about the Option Exchange Program
99(a)(1)(F)*	Employee Presentation Materials
99(a)(1)(G)	Lyris, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC on September 21, 2011, and incorporated herein by reference
99(a)(1)(H)	Lyris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011, and incorporated herein by reference
99(a)(1)(I)	Lyris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 filed with the SEC on February 9, 2011, and incorporated herein by reference
99(a)(1)(J)*	Form of Election Form
99(a)(1)(K)*	Form of Communication to Eligible Option Holders Confirming Option Exchange Election
99(b)	Not applicable
99(c)	Not applicable
99(d)(1)(A)	J. L. Halsey Corporation 2005 Equity-Based Compensation Plan (incorporated herein by reference to Exhibit 10.01 to Lyris’s Current Report on Form 8-K filed May 12, 2005).
99(d)(1)(B)

First Amendment to the J. L. Halsey Corporation 2005 Equity-Based Compensation Plan (incorporated herein by reference to Exhibit 4(a)(ii) to Lyris’s Annual Report on Form 10-K filed September 26, 2007).

99(d)(1)(C)	Second Amendment to the J. L. Halsey Corporation 2005 Equity-Based Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Lyris’s Current Report on Form 8-K filed June 22, 2009).
99(d)(1)(D)	Third Amendment to the J.L. Halsey Corporation 2005 Equity-Based Compensation Plan (incorporated herein by reference to Exhibit 10.4 to Lyris’s Quarterly Report on Form 10-Q filed on February 9, 2012)

99(d)(1)(D)	Form of Nonstatutory Stock Option Agreement under the J. L. Halsey Corporation 2005 Equity-Based Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Lyris’s Current Report on Form 8-K filed May 12, 2005).

99(e)	Not applicable
99(f)	Not applicable

99(g)	Not applicable
99(h)	Not applicable

*Filed herewith